FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 – Name and Address of Company:

Concordia International Corp. (formerly Concordia Healthcare Corp.)
277 Lakeshore Rd. East
Suite 302
Oakville, ON
L6J 1H9

Item 2 - Date of Material Change:

October 5, 2016, October 6, 2016 and October 13, 2016

Item 3 – News Releases:

A news release in respect of an intended Offering (as defined below) was disseminated over CNW on October 5, 2016.

A news release in respect of the pricing of the Notes (as defined below) was disseminated over CNW on October 6, 2016.

A news release in respect of the completion of the Offering was disseminated over CNW on October 13, 2016.

Item 4 – Summary of Material Change:

On October 5, 2016, Concordia International Corp. (“Concordia” or the “Company”) announced its intention to commence a private placement offering (the “Offering”), subject to market conditions and other factors, of up to US$350 million of new 5 ½ year Senior Secured First Lien Notes due 2022 (the “Notes”), being offered to qualified institutional buyers pursuant to Rule 144A under the United States Securities Act of 1933, as amended (the “Securities Act”), and to certain non-U.S. persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws.

On October 6, 2016, the Company announced the pricing of the Notes. The Company confirmed that the aggregate principal amount of the Notes was US$350 million and that the Notes were priced at an issue price of 100 per cent of their face amount to yield a 9 per cent rate of interest per annum.

On October 13, 2016, the Company announced, among other things, that it had completed the Offering.

Item 5 – Full Description of Material Change:

5.1      Full Description of Material Change

The Company announced on October 5, 2016, that it intended, subject to market and other conditions, to offer up to US$350 million aggregate principal amount of Notes being offered to qualified institutional buyers pursuant to Rule 144A under the Securities Act, and to certain non-U.S. persons, including persons resident in Canada, in accordance with Regulation S under the Securities Act and other applicable securities laws.

On October 6, 2016, the Company announced the pricing of the Notes. The Company confirmed that the aggregate principal amount of the Notes was US$350 million and that the Notes were priced at an issue price of 100 per cent of their face amount to yield a 9 per cent rate of interest per annum. The Company closed the Offering on October 13, 2016.

The Notes are senior secured obligations of the Company and are or will be guaranteed, jointly and severally, on a senior secured basis by certain of the Company’s wholly-owned subsidiaries. The Company intends to use the net proceeds of the Offering for general corporate purposes, including funding of pipeline products and funding small regional product acquisitions.

On October 6, 2016, Moody’s Investors Service, (“Moody’s”) assigned a B1 rating to the Notes. Moody’s also affirmed the existing ratings of the Company, including the B3 Corporate Family Rating and B3-PD Probability of Default Rating, the B1 on existing senior secured debt and the Caa2 on the senior unsecured notes. Moody’s also affirmed the Speculative Grade Liquidity rating of SGL-2, signifying good liquidity and changed the rating outlook to negative from stable.

In addition, on October 6, 2016, S&P Global Ratings (“S&P”) affirmed its ‘B’ corporate credit rating on the Company and revised the rating outlook to negative from stable. At the same time, S&P lowered its issue-level rating on the Company’s senior secured debt to ‘B’ from ‘B+’ and affirmed its ‘CCC+’ rating on the Company’s unsecured debt. S&P also revised the recovery rating on the senior secured debt to ‘3’ from ‘2’, indicating expectations for meaningful (50%-70%, at the higher end of the range) recovery in the event of a payment default. S&P also confirmed that the recovery rating on the Company’s unsecured debt remains ‘6’, reflecting its expectation for negligible (0%-10%) recovery in the event of a payment default.

5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6 – Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

Item 7 - Omitted Information:

Not applicable.

Item 8 – Executive Officer:

Edward Borkowski, Chief Financial Officer, 905-842-5150

Item 9 – Date of Report:

October 14, 2016

Notice regarding forward-looking statements and forward-looking information:

This material change report includes forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws, regarding Concordia and its business, which may include, but are not limited to, the use of proceeds of the Offering, acquisition and/or pipeline opportunities, the funding of any such opportunities and other factors. Often, but not always, forward-looking statements and forward-looking information can be identified by the use of words such as, “expects", "intends" or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results "would" or "will" be taken, occur or be achieved. Such statements are based on the current expectations of Concordia's management, and are based on assumptions and subject to risks and uncertainties. Although Concordia's management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this material change report may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Concordia, including risks relating to Concordia's securities, risks associated with developing new product indications, increased indebtedness and leverage, Concordia's growth, risks associated with the use of Concordia's products, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, the inability to repay debt and/or satisfy future obligations (including, without limitation, earn out obligations), risks associated with Concordia's outstanding debt, risks associated with the geographic markets in which Concordia operates and/or distributes its products, risks associated with the use of Concordia's products to treat certain diseases, risk associated with distribution agreements, the pharmaceutical industry and the regulation thereof, regulatory investigations, the failure to comply with applicable laws, possible failure to realize the anticipated benefits of acquisitions and/or product launches, risks associated with the integration of assets and businesses into Concordia's business, product launches, the inability to launch products, the fact that historical and projected financial information may not be representative of Concordia's future results, risks associated with growth and competition (including, without limitation, with respect to Concordia’s niche, hard-to-make products), the failure to obtain regulatory approvals, risks regarding clinical trials and/or patient enrollment into clinical trials, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross-border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in Concordia's filings with the Securities and Exchange Commission and the Canadian Securities Administrators, and many other factors beyond the control of Concordia. Although Concordia has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward looking statements and forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking statement or forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking statements and forward-looking information speak only as of the date on which they are made and Concordia undertakes no obligation to publicly update or revise any forward-looking statement or forward-looking information, whether as a result of new information, future events, or otherwise.